Filed Pursuant to Rule 424(b)(3)

Registration No. 333-234811

PROSPECTUS SUPPLEMENT NO. 3 DATED APRIL 27, 2020

TO

PROSPECTUS DATED DECEMBER 6, 2019

(AS SUPPLEMENTED)

ARCH THERAPEUTICS, INC.

PROSPECTUS

Up to 36,366,691 Shares of Common Stock

Underlying Warrants Previously Issued

This Prospectus Supplement No. 3 supplements the prospectus of Arch Therapeutics, Inc. (the “Company”, “we”, “us”, or “our”) dated December 6, 2019 (as supplemented to date, the “Prospectus”) with the following attached document which we filed with the Securities and Exchange Commission on April 27, 2020:

A.	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2020.

This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement. This prospectus supplement updates, amends and supplements the information included in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our common stock involves a high degree of risk. Before making any investment in our common stock, you should carefully consider the risk factors for our common stock, which are described in the Prospectus, as amended or supplemented.

You should rely only on the information contained in the Prospectus, as supplemented or amended by this Prospectus Supplement No. 3 and any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is April 27, 2020

INDEX TO FILINGS

Annex
The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2020	A

ANNEX A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 25, 2020

ARCH THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Nevada	000-54986	46-0524102
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

235 Walnut Street, Suite 6
Framingham, Massachusetts	01702
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 431-2313

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N|A	N|A	N|A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

PPP Loan

On April 25, 2020, the Company executed a promissory note (the “PPP Note”) evidencing an unsecured loan in the amount of $176,300 under the Paycheck Protection Program (the “PPP Loan”). The Paycheck Protection Program (or “PPP”) was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and is administered by the U.S. Small Business Administration (“SBA”). The Loan is being made through First Republic Bank (the “Lender”).

The PPP Loan has a two-year term and bears interest at a rate of 1.00% per annum. Monthly principal and interest payments are deferred for six months. Beginning seven months from the date of the PPP Note, the Company is required to make monthly payments of principal and interest to the Lender of approximately $10,000. The PPP Loan may be prepaid at any time prior to maturity with no prepayment penalties. The PPP Note matures on April 25, 2022.

The PPP Note contains customary events of default relating to, among other things, payment defaults, making materially false and misleading representations to the SBA or Lender, or breaching the terms of the PPP Loan documents. The occurrence of an event of default may result in the immediate repayment of all amounts outstanding, collection of all amounts owing from the Company, or filing suit and obtaining judgment.

Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. However, no assurance is provided that forgiveness for any portion of the PPP Loan will be obtained.

The foregoing description of the PPP Note does not purport to be complete and is qualified in its entirety by reference to the copy of the PPP Note attached herewith as Exhibits 10.1 to this Current Report on Form 8-K, which is incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

Reference is made to the disclosure set forth in Item 1.01 of this Current Report on Form 8-K with respect to the PPP Loan, which disclosure is incorporated by reference into this Item 2.03.

Item 9.01	Financial Statements and Exhibits

(d) The following exhibits are being filed herewith:

Exhibit	Description
10.1	PPP Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCH THERAPEUTICS, INC.

Dated: April 27, 2020	By:	/s/ Terrence W. Norchi, M.D.
Name: Terrence W. Norchi, M.D.
Title: President, Chief Executive Officer

Exhibit 10.1

U.S. SMALL BUSINESS ADMINISTRATION PAYCHECK PROTECTION PROGRAM NOTE

SBA Loan #:	9056777100
SBA Loan Name:	Paycheck Protection Program Loan
Loan Date:	4/25/2020
Loan Amount:	$176,300.00
Interest Rate:	1.00% fixed
Borrower:	ARCH THERAPEUTICS, INC
Lender:	First Republic Bank

This Note represents the Loan (as defined below) made by Lender pursuant to the Paycheck Protection Program (the “PPP”). Borrower confirms and agrees that the Loan is subject in all respects to the Coronavirus Aid, Relief, and Economic Security Act and the requirements, rules, regulations, procedures and guidance concerning the PPP in effect as of the date of this Note and as may be promulgated from time to time after the date of this Note by the U.S. Department of Treasury and/or SBA (collectively, the “PPP Regulations”), including, without limitation, all PPP Regulations applicable to permitted uses of loan proceeds and loan forgiveness.

1.	PROMISE TO PAY

In return for the Loan, Borrower promises to pay to the order of Lender the amount of $176,300.00

Dollars, interest on the unpaid principal balance, and all other amounts required by this Note.

2.	DEFINITIONS

“Loan” means the loan evidenced by this Note.

“Loan Documents” means the documents related to this Loan signed by Borrower, including the Borrower Application Form for the Paycheck Protection Program, the Borrower Certificate executed and delivered by Borrower in connection with this Note and all other attestations, certificates, agreements and documents delivered by Borrower to Lender in connection with the Loan.

“SBA” means the Small Business Administration, an Agency of the United States of America.

3.	PAYMENT TERMS

Borrower must make all payments at the place Lender designates. The payment terms for this Note are:

Initial Deferment Period: No payments are due on this Loan for 6 months from the date of first disbursement of this Loan. Interest will continue to accrue during the deferment period.

Loan Forgiveness: Borrower may apply to Lender for forgiveness of the amount due on this Loan in an amount equal to the sum of the following costs incurred by Borrower during the 8-week period beginning on the date of first disbursement of this Loan:

a.	Payroll costs
b.	Any payment of interest on a covered mortgage obligation (which shall not include any prepayment of or payment of principal on a covered mortgage obligation)
c.	Any payment on a covered rent obligation
d.	Any covered utility payment

The amount of Loan forgiveness shall be calculated (and may be reduced) in accordance with the requirements of the PPP, including the provisions of Section 1106 of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) (P.L. 116-136). Not more than 25% of the amount forgiven can be attributable to non-payroll costs. If Borrower has received an EIDL advance, then that amount shall be subtracted from the loan forgiveness amount.

Maturity: This Note will mature on the date that is two years from date of first disbursement of this Loan.

Repayment Terms:

Interest Rate: The interest rate on this Note is one percent per year. The interest rate is fixed and will not be changed during the life of the Loan.

Installment Payments Following Deferment Period: Borrower must pay monthly principal and interest payments on the outstanding principal balance of the Loan amortized over the term of the Loan, unless otherwise forgiven in whole or part in accordance with the PPP Regulations, beginning 7 months from the date of the first disbursement of this Loan until the maturity date. Payments of principal and interest must be made on such date as designated by Lender in the months during which they are due. Any Loan balance remaining following forgiveness pursuant to the PPP Regulations, if any, will be fully reamortized over the remaining term of the Loan.

Application of Installment Payments: Lender will apply each installment payment first to pay interest accrued to the day Lender received the payment, then to bring principal current, and will apply any remaining balance to reduce principal.

Payment at Maturity. All remaining principal and accrued interest is due and payable two years from the date of first disbursement of this Loan.

Loan Prepayment: Notwithstanding any provision in this Note to the contrary:

Borrower may prepay this Note at any time without penalty. Borrower may prepay 20 percent or less of the unpaid principal balance at any time without notice. If Borrower prepays more than 20 percent and the Loan has been sold on the secondary market, Borrower must:

a.	Give Lender written notice;
b.	Pay all accrued interest; and
c.	If the prepayment is received less than 21 days from the date Lender receives the notice, pay an amount equal to 21 days interest from the date Lender receives the notice, less any interest accrued during the 21 days and paid under b. of this paragraph.

If Borrower does not prepay within 30 days from the date Lender receives the notice, Borrower must give Lender a new notice.

Non-Recourse: Lender and SBA shall have no recourse against any individual shareholder, member or partner of Borrower for non-payment of the Loan, except to the extent that such shareholder, member or partner uses the Loan proceeds for an unauthorized purpose.

4.	DEFAULT

Borrower is in default under this Note if Borrower does not make a payment when due under this Note, or if Borrower:

A.	Fails to do anything required by this Note and other Loan Documents;

B.	Defaults on any other loan with Lender;

C.	Does not disclose, or anyone acting on its behalf does not disclose, any material fact to Lender or SBA;

D.	Makes, or anyone acting on its behalf makes, (i) a materially false or misleading representation to Lender or SBA or (ii) a false or incorrect statement or certification in any certificate, attestation or agreement included in any Loan Documents;

E.	Defaults on any loan or agreement with another creditor, if Lender believes the default may materially affect Borrower’s ability to pay this Note;

F.	Fails to pay any taxes when due;

G.	Becomes the subject of a proceeding under any bankruptcy or insolvency law;

H.	Has a receiver or liquidator appointed for any part of their business or property;

I.	Makes an assignment for the benefit of creditors;

J.	Has any adverse change in financial condition or business operation that Lender believes may materially affect Borrower’s ability to pay this Note;

K.	Reorganizes, merges, consolidates, or otherwise changes ownership or business structure without Lender’s prior written consent; or

L.	Becomes the subject of a civil or criminal action that Lender believes may materially affect Borrower’s ability to pay this Note.

5.	LENDER’S RIGHTS IF THERE IS A DEFAULT

Without notice or demand and without giving up any of its rights, Lender may:

A.	Require immediate payment of all amounts owing under this Note;

B.	Collect all amounts owing from Borrower; or

C.	File suit and obtain judgment.

6.	LENDER’S GENERAL POWERS

Without notice and without Borrower’s consent, Lender may:

A.	Incur expenses to collect amounts due under this Note, enforce the terms of this Note or any other Loan Document. Among other things, the expenses may include payments for property taxes, prior liens, insurance, appraisals, environmental remediation costs, and reasonable attorney’s fees and costs. If Lender incurs such expenses, it may demand immediate repayment from Borrower or add the expenses to the principal balance; and

B.	Release anyone obligated to pay this Note.

7.	WHEN FEDERAL LAW APPLIES; GOVERNING LAW AND VENUE

When SBA is the holder, this Note will be interpreted and enforced under federal law, including SBA regulations. As to this Note, Borrower may not claim or assert against SBA any local or state law to deny any obligation, defeat any claim of SBA, or preempt federal law.

When the SBA is not the holder, this Note will be interpreted and enforced under the laws of the State of California. All judicial proceedings arising in or under or related to the Loan, this Note or any of the other Loan Documents may be brought in any state or federal court located in a state where Lender has an office (each, a “Lender’s State”). By execution and delivery of this Note, Borrower generally and unconditionally:

(a) consents to nonexclusive personal jurisdiction in each Lender’s State; (b) waives any objection as to jurisdiction or venue in each Lender’s State; (c) agrees not to assert any defense based on lack of jurisdiction or venue in the aforesaid courts; and (d) irrevocably agrees to be bound by any judgment rendered thereby in connection with the Loan, this Loan or the other Loan Documents.

8.	SUCCESSORS AND ASSIGNS

Under this Note, Borrower includes its successors, and Lender includes its successors and assigns.

Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Note.

9.	OTHER AGREEMENTS AND GENERAL PROVISIONS

A.	Borrower understands and agrees, and waives and releases Lender, as follows:

a.	Forgiveness of the Loan is only available for principal that is used for the limited purposes that qualify for forgiveness under the PPP Regulations, and that to obtain forgiveness, Borrower must request it and must provide documentation in accordance with the PPP Regulations, and certify that the amounts Borrower is requesting to be forgiven qualify under the PPP Regulations. Borrower also understands that Borrower shall remain responsible under the Loan for any amounts not forgiven, and that interest payable under the Loan will not be forgiven but that the SBA may pay the Loan interest on forgiven amounts.

b.	Forgiveness is not automatic and Borrower must request it. Borrower is not relying on Lender for its understanding of the requirements for forgiveness such as eligible expenditures, necessary records/documentation, or possible reductions due to changes in number of employees or compensation. Rather Borrower will consult the PPP Regulations and SBA’s program materials.

B.	All individuals and entities signing this Note are jointly and severally liable.

C.	Borrower waives all suretyship defenses.

D.	Borrower must sign all documents necessary at any time to comply with the Loan Documents.

E.	Lender may exercise any of its rights separately or together, as many times and in any order it chooses. Lender may delay or forgo enforcing any of its rights without giving up any of them.

F.	Borrower may not use an oral statement of Lender or SBA to contradict or alter the written terms of this Note.

G.	If any part of this Note is unenforceable, all other parts remain in effect.

H.	To the extent allowed by law, Borrower waives all demands and notices in connection with this Note, including presentment, demand, protest, and notice of dishonor. Borrower also waives any defenses based upon any claim that Lender did not obtain any guarantee.

10.	FURTHER ASSURANCES

The Loan and this Note are subject in all respects to the PPP Regulations, including any PPP Regulations promulgated after the date of this Note. If after the date of this Note, any further PPP Regulations are promulgated or if the PPP Regulations mandate a form of or the terms of the note, loan authorization or other loan documents for PPP loans, Borrower agrees to execute any further instruments and documents and to take such further actions as Lender requests, including exchanging this Note for new note, executing an amendment to this Note, or executing any other loan documents that Lender requests. In the event of any exchange of or amendment to this Note, the disbursement date applicable to the Loan (and all related time periods under the PPP Regulations and the maturity date applicable to this Loan) shall be the same as set forth in this Note.

11.	BORROWER’S NAME AND SIGNATURE

By signing below, each individual or entity executing this Note as “Borrower” becomes obligated under this Note as Borrower.

BORROWER:

ARCH THERAPEUTICS, INC

By:	/s/ Richard E Davis
RICHARD E DAVIS
CHIEF FINANCIAL OFFICER

4/25/2020
Date